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X-3/7

SEC 05039073 SSION

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MAIL RECEIVED PROCESSING MAR - 1 2005 WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET ACCESS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 BATTERY PLACE 11th FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN W. MASTROARDI (212) 709-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENIS P. KELLEHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET ACCESS, as of DECEMBER, 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN W DUNNE
Notary Public, State of New York
No. 5005814
Qualified in Nassau County
Commission Expires 12/12/~~1995~~ 2006

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Access

(A general partnership)

Statement of Financial Condition

December 31, 2004

Wall Street Access
(A general partnership)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners
of Wall Street Access

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Access (the "Partnership") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Wall Street Access
(A general partnership)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 14,172,868
Securities owned, at fair value	23,405,895
Receivable from clearing broker	100,788
Commissions and fees receivable	408,743
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization	1,781,104
Other assets and prepaid expenses	573,199
Receivables from affiliates	2,491,398
Total assets	$ 42,933,995
Liabilities and Partners' Capital	
Liabilities	
Accounts payable and accrued liabilities	$ 3,045,166
Employee compensation payable	735,634
Payable to affiliates	3,396,473
Securities sold, but not yet purchased, at fair value	279,658
Note payable	333,333
Total liabilities	7,790,264
Commitments and contingencies (Note 8)	
Partners' capital	35,143,731
Total liabilities and partners' capital	$ 42,933,995

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Wall Street Access (the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single member LLC's owned by Wall Street Access, LLC. Wall Street Access LLC is owned 80% by Wall Street Access Corporation and 20% by an unaffiliated third party. The Partnership provides securities brokerage services to institutional customers.

The Partnership is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission ("SEC"). The Partnership is a member of both the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange, Inc. ("NYSE").

2. Summary of Significant Accounting Policies

Securities Transactions and Commissions
Transactions in securities owned and securities sold, but not yet purchased, are recorded on a trade date basis.

Cash and Cash Equivalents
The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments
The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are recorded at cost less depreciation and amortization, respectively, using the straight line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Sale of Business Line

On October 31, 2004, the Partnership sold its retail customer brokerage to an unrelated third party. The Partnership received approximately $14.5 million (net of direct costs to sell). The Partnership has received all of the proceeds from the sale, except for $1.4 million which is held in escrow for 1 year subsequent to the closing of the transaction, subject to certain representations and covenants in the agreement.

4. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased are listed below and are recorded at fair value generally obtained from quoted market prices. The limited partnership investments are investments in hedge funds and are based on values obtained from the fund managers. The private equity investments and limited partnership investments are considered securities not readily marketable as there is no market on a securities exchange and no independent publicly quoted market. Because of the inherent uncertainty of valuation of the limited partnership and private equity investments, the estimated value may differ from the value that would have been used had a ready market existed for such investments, and the difference could be material.

The components of securities owned and securities sold, but not yet purchased include:

	Securities Owned December 31, 2004
Limited partnership investments	$ 8,982,861
U.S. equity securities	11,305,044
U.S. mutual funds	1,428,593
Private equity investments	408,571
Certificate of deposit	207,318
Corporate bonds	250,109
U.S. options	552,900
Foreign securities	270,499
	$ 23,405,895

	Securities Sold, But Not Yet Purchased December 31, 2004
U.S. mutual fund	$ 212,925
Foreign equities	61,682
U.S. municipal bond	5,051
	$ 279,658

5. Financial Instruments with Off-balance Sheet Risk

In the normal course of its business, the Partnership enters into various transactions involving derivatives and other off balance sheet financial instruments.

Securities sold, but not yet purchased represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The only derivatives the Partnership has are purchased listed option contracts held for trading purposes. The credit risk for options is limited to the amount recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies the clearing broker against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership.

At December 31, 2004, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing broker is unable to fulfill its contractual obligations.

6. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	December 31, 2004
Computer equipment and software	$ 3,874,649
Furniture, office equipment and leasehold improvements	2,113,182
	5,987,831
Less: accumulated depreciation and amortization	(4,206,727)
	$ 1,781,104

7. Note Payable

On January 2, 2003, the Partnership issued a note payable to its clearing broker for $1,000,000 in cash. The note is payable in equal annual installments on January 2, 2004, 2005 and 2006 and bears interest at the rate of 8% per annum on the unpaid principal. Under the provisions of the note, each annual installment of principal and interest shall be forgiven, provided the Partnership has not terminated its clearing agreement with the clearing broker and meets certain other criteria as defined in the note payable.

8. Commitments and Contingencies

The Partnership has non-cancelable operating leases for office space and computer equipment, which have the following annual minimum payments:

2005	$ 732,710
2006	721,243
2007	721,243
2008	620,199
2009	114,975
	$ 2,910,370

The primary lease for office space expires in 2008. The office lease contains provisions for rent escalation based on increases in costs incurred by the lessor, which cannot exceed 3% per annum.

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's financial statements.

The Company is involved in arbitration whereby a former customer is claiming damages of approximately $20 million. The Company believes that the claims are without merit and intends to vigorously defend itself. Consequently, the Company has not accrued any liability associated with this matter.

9. Related Party Transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of the affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2004, the Partnership has a receivable from Wall Street Access Advanced Strategies, LLC of $139,575, a receivable from Wall Street Access Corp. of $2,247,645 and also has receivables due from other affiliates of $104,178.

As of December 31, 2004, the Partnership has a payable due to Merger Insight, LLC of $2,723,747, a payable due to Wall Street Access, LLC of $636,455 and also has payables due to other affiliates of $36,271.

The Partnership has an investment in a hedge fund which is associated with the Partnership. As of December 31, 2004 this investment was approximately $678,000 and is reported in limited partnership investments within securities owned.

10. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NYSE, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires that the Partnership maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Partnership had net capital at December 31, 2004 of $17,286,603, which exceeded its respective net capital requirement by $16,785,896.

The Partnership is considered an introducing broker with a fully disclosed clearing relationship with another firm and does not maintain custody of customer funds or securities. Accordingly, the Partnership is exempt from the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(ii) of the SEC Rule 15c3-3.

11. Employee Benefit Plan

The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The Partnership may contribute to the Plan on a discretionary basis.